FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

<u>Attention: Division of International Corporate Finance</u>

June 12, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company between April 28 and June 12, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC
Paul Lönnfors
IR Manager

o.b.o.

Liisa Siren-Salminen
Communications Coordinator

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE APRIL 28, 2008 3.30 P.M.

SHARE SUBSCRIPTIONS UNDER KONECRANES STOCK OPTIONS

A total of 66,800 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	14,600	6.5175
2001B-series	7,200	8.50
2003C-series	45,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,216,820 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on or about May 6, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about May 7, 2008.

The remaining outstanding stock options entitle to subscription of 1,810,900 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INOFMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC: JANUARY - MARCH 2008 INTERIM REPORT

- All time high orders received: 562.3 (Q1/07: 429.4) MEUR, +30.9 %
- Net sales: 439.2 (380.5) MEUR, +15.4 %
- Strong operating profit (EBIT): 45.0 (30.8) MEUR, EBIT margin: 10.2 (8.1) %
- Profit before taxes: 46.3 (27.4) MEUR
- Earnings per share: 0.57 (0.33) EUR
- 2008 Net Sales growth target raised to approximately 15% assuming currencies remain at the current levels through 2008.

EUR million	First quarter 1-3/ 2008	1-3/ 2007	Change %	R12 MTH 4/07-3/08*	1-12/ 2007*
Orders received	562.3	429.4	30.9	2,004.8	1,872.0
Order Book at end of period	909.7	636.8	42.9		757.9
Sales total	439.2	380.5	15.4	1,808.4	1,749.7
Operating profit (EBIT)	45.0	30.8	45.8	188.9	174.7
EBIT margin, %	10.2	8.1		10.4	10.0
Share of result of associates and joint ventures	0.2	-0.2		1.1	0.7
Interests, net	-1.3	-2.6		-7.2	-8.5
Other financial income and expenses	2.4	-0.6		-2.7	-5.7
Profit before taxes	46.3	27.4	68.8	197.7	178.8
Taxes	-13.0	-8.0		-54.6	-49.6
Net profit for the period	33.3	19.5	71.1	143.0	129.2
Earnings per share, basic (EUR)	0.57	0.33	73.8	2.41	2.17
Earnings per share, diluted (EUR)	0.56	0.32	75.2	2.38	2.13
Gearing %	26.3	65.0			7.0
Return on capital employed %, Rolling 12 Months (R12M)				51.0	50.4
Average number of personnel during the period	8,625	7,677	12.3		8,005

* The EBIT and EBIT margin is presented excluding the EUR 17.6 million capital gain booked in Q2 2007, while other figures include the capital gain.

President and CEO Pekka Lundmark's comments on Q1 2008 performance:

"The fact that we are able to report all-time high order intake is encouraging. The 31 % growth demonstrates our strength on the market place especially when the general economic uncertainty has further increased and the unfavorable exchange rate development lowers our reported euro growth by six percentage points. The strong first quarter orders have led us to raise our full year sales growth target to approximately 15 %.

In spite of the increasing raw material prices and unfavorable exchange rates our operating margin increased by more than two percentage points, to 10.2 %, compared to the first quarter 2007. This shows that our target to continue to improve our full year operating margin from previous year's 10 % is fully realistic."

Summary of Konecranes' financial performance in the first quarter of 2008.

Demand remained strong in all Business Areas. Group orders received increased 30.9 percent (+36.9 percent in comparable currency rates*) to all time high EUR 562.3 (429.4) million, boosted by a very strong quarter in Heavy Lifting, and continued high growth in Standard Lifting. The increase in orders for process cranes in the Americas, and large port orders in the Europe, Middle East, Africa (EMEA) region boosted order intake in Heavy Lifting. Standard Lifting achieved very strong order growth in EMEA, and in the Asia-Pacific (APAC) region in particular, while orders in the Americas were roughly unchanged at a high level. In Service, reduced modernization orders and changes in currency rates suppressed order growth. However, in comparable currency rates Service orders growth continued. Higher prices stood for approximately five percentage points of the 36.9 percent order growth in comparable currency rates.

Higher sales in all Business Areas resulted in Group net sales growth of 15.4 percent (+20.7 percent in comparable currency rates) to EUR 439.2 (380.5) million. Standard and Heavy Lifting achieved strong sales growth as production capacity has been continuously raised in response to the increasing order intake. Service sales showed low growth as a result of currency changes and lower modernization sales. Higher prices accounted for roughly five percentage points of 20.7 percent sales growth in comparable currency rates.

Group operating profit rose to EUR 45.0 (30.8) million, boosted by higher volumes, and the improved EBIT margin in Service and Standard Lifting. Changes in currencies had a negative EBIT margin impact of approximately one percentage point. The Group EBIT margin rose to 10.2 (8.1) percent despite the lower EBIT margin in Heavy Lifting.

Cash flow from operations before financing items and taxes amounted to EUR 22.1 (34.5) million. Net Working capital increased by EUR 32.7 million from the low level at the end of 2007.

Net debt increased to EUR 68.9 (end-2007: 19.7) million after the dividend payment of EUR 46.8 million. Gearing increased to 26.3 (end-2007: 7.0) percent.

* The growth at comparable currency rates has been reached by re-calculated the comparison period figures with the Q1 2008 currency rates.

Interim Report January-March 2008

Change in Reporting Method

In order to increase the transparency of the reported Business Area performance, all the services and spare parts business will be reported in the Service Business Area as of January 1, 2008.

Due to this change, the Business Area figures for 2007 have been restated for better comparability. The restated figures differ from the reported figures for all three Business Areas, while the Group and regional figures are unchanged.

The main change in the reporting method is that the non-Konecranes branded spare parts business is included in the Service Business Area, where previously it was reported in Standard and Heavy Lifting. The spare part business for Konecranes-branded products was included in the Service Business

Area as of 2007. The 2007 comparison figures according to the new reporting structure are presented in the table below.

	Restated Q1/07	Restated Q2/07*	Restated Q3/07	Restated Q4/07	Restated 2007*	Reported 2007*
Service						
Orders Received, MEUR	159.0	157.2	154.8	152.4	623.4	563.0
Net Sales, MEUR	163.2	166.7	173.2	189.1	692.2	628.6
Operating Profit, MEUR	18.5	21.1	24.7	27.6	91.9	78.7
Operating Margin, %	11.3	12.7	14.3	14.6	13.3	12.5
Standard Lifting						
Orders Received, MEUR	183.4	187.5	188.2	184.2	743.3	793.8
Net Sales, MEUR	131.8	156.8	163.4	186.9	638.9	692.6
Operating Profit, MEUR	14.3	21.9	25.1	29.0	90.4	101.2
Operating Margin, %	10.9	14.0	15.4	15.5	14.2	14.6
Heavy Lifting						
Orders Received, MEUR	114.9	148.4	191.8	165.3	620.4	633.9
Net Sales, MEUR	110.6	125.8	115.0	184.4	535.7	549.0
Operating Profit, MEUR	7.3	5.5	3.8	15.0	31.6	34.0
Operating Margin, %	6.6	4.4	3.3	8.1	5.9	6.2

*Operating profit (EBIT) and margin excluding EUR 17.6 million capital gain booked in Q2 2007.

Group Structure

In the first quarter of 2008, Konecranes made four acquisitions. The business of the machine tool service company Eiker Automasjon AS in Norway was acquired in January, and the ownership in industrial crane and service company Eydimen 2000 S.L. in Spain was raised to 100 percent from 19 percent in March. In the beginning of March Konecranes raised its ownership in the Finnish company Nostininnovaatiot Oy to 80 percent from 17 percent. Konecranes also increased its shareholding in the joint venture company Meiden Hoist System Company in Japan from 49 to 65 percent. Meiden was consolidated on March 31, 2008, affecting only the first quarter balance sheet, not Group sales or profits. The Meiden personnel of 68 employees has been included in the Standard Lifting personnel at the end of March, 2008. Meiden is estimated to contribute approximately EUR 15 million in net sales in the last three quarters of 2008. The net sales of businesses acquired after the first quarter of 2007, and which are not included in the comparison figure for 2007, accounted for approximately one percentage point (non-organic growth) of Group sales growth.

Market Review

Overall market demand for Konecranes' products and services continued strong in the first quarter of 2008. Industrial production continued to increase at a very fast pace in the Asia-Pacific region (APAC), and at a moderate rate in EMEA (Europe, Middle East & Africa) and the Americas, which resulted in good investment demand in most industry segments.

Strong demand for process cranes and port equipment in Russia and Eastern Europe, and growing demand in the Middle East, contributed to the overall strong demand in the EMEA region. The demand for standard lifting equipment also improved in EMEA. In the Americas region, demand for process cranes improved, while demand for standard lifting equipment stabilized at a high level, and demand for port equipment remained at a relatively low level. Demand in APAC continued to improve, both in lifting equipment and services. Globally, investment activity was especially strong in the steel and other metals, power, waste-to-energy, shipbuilding and petrochemicals industries. Demand for lifting equipment remained low in the paper and automotive industries.

Higher input costs, especially steel and labor, led to upward pressure on the market prices for equipment and services.

GROUP

Orders Received, Order Book and Contract Base

Order intake amounted to EUR 562.3 (Q1 2007: 429.4) million, representing growth of 30.9 percent (+36.9 percent in comparable currency rates). Service orders decreased 1.8 percent, Standard Lifting orders rose 21.2 percent and Heavy Lifting orders increased 84.7 percent. In comparable currency rates, order intake improved in all regions and Business Areas. Higher prices accounted for approximately five percentage points of the order growth in comparable currency rates.

Order intake growth was excellent in EMEA, boosted by Heavy Lifting and particularly port orders. Good export activity among general manufacturing customers in Western Europe also supported EMEA order intake. Order growth in the Americas was moderate, but in comparable currency rates it was very good, boosted by process crane orders. Order growth in the Asia-Pacific region was excellent due to strong development in Standard Lifting.

The value of the order backlog at the end of March was EUR 909.7 (end of March 2007: 636.8) million, up by 42.9 percent year-on-year and 20.0 percent from the end of 2007.

Sales

Net sales rose to EUR 439.2 (380.5) million, representing growth of 15.4 percent (20.7 percent in comparable currency rates). Service sales increased 1.8 percent, but nearly nine percent in comparable currency rates. Standard Lifting sales rose 27.7 percent and Heavy Lifting sales increased 21.4 percent. Higher prices accounted for approximately five percentage points of the Group sales growth in comparable currency rates.

EMEA posted the strongest sales growth, with Heavy Lifting especially boosting growth. In the Americas, all Business Areas posted sales growth in comparable currency rates, but as a result of the weaker US dollar, reported sales declined slightly. Standard Lifting was the main contributor to the strong sales growth in APAC.

Net Sales by Region, MEUR

	Q1 2008	Q1 2007	Change percent	Change % in comparable currency rates	R12M	2007	Change percent

EMEA	243.3	188.2	29.3	31.9	1,006.6	951.4	5.8
AME	144.3	151.7	-4.8	3.2	582.4	589.7	-1.2
APAC	51.5	40.7	26.6	30.0	219.4	208.6	5.2
Total	439.2	380.5	15.4	20.7	1,808.4	1,749.7	3.4

Profitability

The Group's operating profit (EBIT) increased to EUR 45.0 (30.8) million and the operating margin rose to 10.2 (8.1) percent. Higher volumes, and the improved profitability in Service and Standard Lifting were the main drivers of the increase in operating profit. The changes in currency rates had a negative impact of approximately one percentage point on the operating profit margin. The weaker profitability development in Heavy Lifting had a negative impact on EBIT growth and the Group EBIT margin.

Unallocated Group overhead costs were EUR 11.0 (8.5) million, representing 2.5 (2.2) percent of net sales. The increase in Group overhead costs of EUR 2.5 million from the first quarter of 2007 includes approximately EUR 1.0 million in costs of non-recurring nature. Group overhead costs consist mainly of common development costs (personnel, R&D, systems, marketing), treasury and legal functions, development of the company structure (M&A), and Group management and administration.

Group EBITDA was EUR 51.1 (37.0) million or 11.6 (9.7) percent of net sales. Depreciations were unchanged at EUR 6.2 million.

The share of profit from associated companies amounted to EUR 0.2 (-0.2) million.

Group interest costs (the net of interest income and expenses) were EUR 1.3 (2.6) million.

Group profit before taxes was EUR 46.3 (27.4) million. Income taxes were EUR 13.0 (8.0) million, corresponding to an effective tax rate of 28 (2007: 28) percent for the year.

Group net profit was EUR 33.3 (19.5) million. Basic earnings per share totaled EUR 0.57 (0.33) and diluted earnings per share were EUR 0.56 (0.32).

The Group's annualized return on capital employed was 51.2 (Q1/2007: 29.9) percent and return on equity was 49.1 (Q1/2007: 35.3) percent. On a rolling twelve-month basis, return on capital employed was 51.0 (2007: 50.4) and return on equity 59.6 (2007: 51.2).

Cash flow and balance sheet

Cash flow from operations before financing items and taxes, but after the change in working capital, was EUR 22.1 (34.5) million, representing EUR 0.38 (0.58) per share. Net working capital increased by EUR 32.7 million to EUR 199.1 million from the end of 2007 as a result of higher inventories and work in progress. Compared with the end of March 2007, net working capital decreased by EUR 23.5 million.

Cash flow from financing items and taxes was EUR -14.1 (-12.2) million. Net cash flow from operating activities was EUR 8.0 (22.3) million, representing EUR 0.14 (0.38) per share.

In total, EUR 5.2 (12.0) million of cash was used to cover capital expenditures including acquisitions. The cash-based capital expenditures in fixed assets were EUR 2.6 (6.8) million.

The Group's capital expenditures excluding acquisitions were EUR 3.1 (5.4) million. These capital expenditures consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditures in acquisitions were EUR 2.7 (5.4) million.

The parent company paid EUR 46.8 (26.8) million in dividends.

Group interest-bearing debt was EUR 130.5 (204.5) million, and interest-bearing net debt was EUR 68.9 (141.8) million. Gearing was 26.3 (65.0) percent. The solidity (equity) ratio was 32.1 (27.1) percent and the current ratio was 1.3 (1.3).

The Group has a EUR 200 million committed back-up financing facility to secure running liquidity. At the end of the first quarter, EUR 25.3 (year-end 2007: 27.2) million was in use.

Service

The service Business Area developed favorably in the first quarter of 2008. Order and sales growth in comparable currency rates was stable, and profitability improved substantially on better pricing and higher productivity.

Order intake decreased slightly to EUR 156.1 (159.0) million. In comparable currency rates, order growth was 4.2 percent. In addition to the changes in currency rates, lower modernization orders suppressed order growth. Good order intake growth continued in crane maintenance operations.

The contract base developed favorably, but changes in currencies had a negative impact on the value of the contract base. At the end of March 2008, there were 323,644 (270,406) units included in the annual maintenance contract base. This includes approximately 16 000 units in Germany with an annual value of EUR 2.8 million that were not reported in the contract base earlier. The increase in number of units in the contract base excluding the previously not reported units was approximately 15.000 from the end of 2007 and 38.000 from the end of March 2007. The annual value of the contract base increased to EUR 109 million from 106 million at the end of 2007 including the EUR 2.8 million in previously not reported contracts. In comparable currency rates and excluding the EUR 2.8 million previously not reported, the value of the contract base increased by 3.9 percent from the end of 2007.

Sales rose to EUR 166.1 (163.2) million, representing 1.8 percent growth (8.7 percent in comparable currency rates). Sales growth was stable across all regions.

The operating profit in Service rose to EUR 22.2 (18.5) million, and the EBIT margin improved to 13.4 from 11.3 percent. Pricing and improved productivity were the main drivers of the EBIT increase.

The shortage of technicians was reduced somewhat, and at end of the first quarter the number of operatives had increased to approximately 3,400 from 3,200 at the end of 2007 and 2,950 at the end of March 2007.

Service	Q1 2008	Q1 2007	Change percent	R12M	2007	Change percent
Orders, MEUR	156.1	159.0	-1.8	620.5	623.4	-0.5
Order book, MEUR	121.8	112.9	7.8		109.3	
Sales, MEUR	166.1	163.2	1.8	695.1	692.2	0.4
EBIT, MEUR	22.2	18.5	20.5	95.7	91.9	4.1
EBIT margin, %	13.4	11.3		13.8	13.3	

Personnel	4,885	4,128	18.3		4,436	

Standard Lifting

Standard Lifting enjoyed excellent order, sales and profitability growth in the first quarter of 2008.

Order intake grew 21.2 percent to EUR 222.2 (183.4) million. APAC achieved the strongest order growth. Also orders in EMEA increased substantially, while orders in the Americas were roughly unchanged at a high level in comparable currency rates. The Standard Lifting order book increased to EUR 338.4 million compared with 270.9 at the end of 2007, as a result of order intake exceeding output. The order book represents slightly more than five months of sales.

Sales rose 27.7 percent to EUR 168.3 (131.8) million due to the increase in production and deliveries. Sales decreased quarter-on-quarter from the record-high level in Q4 2007 mainly due to a lower proportion of industrial cranes sales versus component sales, and the timing of deliveries.

Standard Lifting's operating profit increased to EUR 26.8 (14.3) million and the EBIT margin rose to 15.9 from 10.9 percent. Standard Lifting's first quarter product mix was favorable in terms of EBIT margin as components accounted for a higher proportion of sales compared with the product mix in first quarter in 2007 and in the order book. The change in product mix in coming quarters will have a negative impact of approximately one percentage point on the EBIT margin. The stronger euro had a negative impact on profitability. The currency hedging rates for the second and third quarter, and the expected fourth quarter hedging rate will also impact profitability negatively.

Standard Lifting	Q1 2008	Q1 2007	Change percent	R12M	2007	Change percent
Orders, MEUR	222.2	183.4	21.2	782.1	743.3	5.2
Order book, MEUR	338.4	211.0	60.4		270.9	
Sales, MEUR	168.3	131.8	27.7	675.4	638.9	5.7
EBIT, MEUR	26.8	14.3	87.0	102.9	90.4	13.8
EBIT margin, %	15.9	10.9		15.2	14.2	
Personnel	2,471	2,321	6.5		2,479	

Heavy Lifting

Heavy Lifting posted exceptionally strong order intake and very good sales growth, but the profitability remained below targets.

Order intake grew 84.7 percent to EUR 212.2 (114.9) million. Port equipment in the EMEA region accounted for a high proportion of the order intake. Process crane orders showed strong growth in the Americas, and continued at a good level in EMEA. The lead-time in Heavy Lifting is on average 10-14 months. Heavy Lifting's order book increased substantially to EUR 476.5 million from EUR 406.1 million at the end of 2007 due to the record-high order intake.

Sales rose 21.4 percent to EUR 134.2 (110.6) million. Sales growth was fairly evenly divided between port equipment and process cranes, as well as across the three geographical regions.

In Heavy Lifting, operating profit increased to EUR 7.7 (7.3) million, but the EBIT margin decreased to 5.8 (6.6) percent. The recent difficulties in procuring subcontracted components eased slightly in the first quarter, but still burdened Heavy Lifting's profitability. First quarter deliveries also included some lower margin process crane projects. Return on capital continued at a very good level.

Heavy Lifting	Q1 2008	Q1 2007	Change percent	R12M	2007	Change percent
Orders, MEUR	212.2	114.9	84.7	717.7	620.4	15.7
Order book, MEUR	476.5	336.0	41.8		406.1	
Sales, MEUR	134.2	110.6	21.4	559.3	535.7	4.4
EBIT, MEUR	7.7	7.3	6.1	32.1	31.6	1.4
EBIT margin, %	5.8	6.6		5.7	5.9	
Personnel	1,296	1,173	10.5		1,272	

Personnel and personnel development

At the end of March, the Group employed 8,845 (7,805) persons. The average number of personnel was 8.625 (7,677) in the first quarter of 2008. Since the end of 2007, the number of employees increased by 441, of which 374 in Service. The Meiden personnel of 68 employees have been included in the Standard Lifting personnel at the end of March, 2008.

Change in Management

Pekka Lettijeff was appointed Chief Procurement Officer (CPO) as of January 21, 2008. His areas of responsibility include all direct and indirect purchasing across the Konecranes Group. Mr Lettijeff is a member of the Konecranes Group Executive Board and reports to Pekka Lundmark, President & CEO.

Near-term Risks

Konecranes' customers operate in many different industries and geographical segments that are at different stages of the economic cycle. A general global economic downturn could reduce the demand for Konecranes' products and services.

Currency exchange rates imply risks to reported orders, sales and operating profit. The main currency risk is the USD against the euro. A one-percent depreciation of the USD against the euro has a negative annual EBIT impact of approximately EUR 1.2 million, excluding the effect of currency hedging.

The substantial increase in the cost of steel creates a risk regarding profitability, as the higher costs require price increases in order to maintain profitability.

Incentive Programs and Share Capital

Konecranes had five ongoing stock option plans (1997, 1999, 2001, 2003 and 2007) during the first quarter of 2008. The subscription period for the 1999B and 2003B options ended on 31 March, 2008. In total, 800,000 new shares were subscribed under the 2003B program, which increased Konecranes' share capital by EUR 275,600, and 416,000 new shares were subscribed under the 1999B program, which increased Konecranes share capital by EUR 155,400. The ongoing option plans (1997, 2001, 2003 and 2007) include more than 230 key employees. The terms and conditions of the stock option programs are available on Konecranes' website at www.konecranes.com.

Pursuant to Konecranes' stock option plans 68,640 new shares were subscribed for and registered in the Finnish Trade Register during year the first quarter of 2008. As a result of these subscriptions, the number of Konecranes shares increased to 61,047,420 shares. In April 2008, 102,600 new shares were subscribed for and registered in the Finnish Trade Register, raising the number of shares to 61,150,020 on April 14, 2008.

The remaining stock options at the end of the accounting period entitle to subscription of a total of 1,980,300 shares, and the stock options remaining after the subscriptions made in April entitle to subscription of a total of 1,877,700 shares.

The average number of shares in the first quarter of 2008 was 58,469,652 excluding own shares in the company's possession.

Repurchase of Konecranes shares and shares in the company's possession

On the basis of the authorization of the 2007 AGM, Konecranes Board of Directors decided to commence repurchasing shares at the earliest on 8 November, 2007. Between November 8, 2007 and January 4, 2008 Konecranes repurchased 1,800,000 for EUR 47.6 million, of which EUR 1.6 million was used in 2008. At the end of March, 2008, Konecranes held 2,542,600 of the company's own shares. This corresponds to 4.2 percent of the company's total outstanding shares and votes.

Resolutions of Konecranes' Annual General Meeting

Konecranes Annual General Meeting held on 13 March, 2008 approved the company's Financial Statements for the fiscal year 2007 and discharged the Board and Managing Director from liability.

The AGM adopted the Board's proposal that dividend of EUR 0.80 be paid on 58,496,180 shares, totalling EUR 46,796,944.00. Konecranes has 2,542,600 own shares in its possession, which are not entitled to dividend. The rest of the non-restricted equity of EUR 8,327,024.87 was retained and carried forward. The dividend was paid on 28 March, 2008.

The AGM approved the proposal of the Nomination and Compensation Committee that seven of the eight members of the Board of Directors be re-elected. Mr. Stig Stendahl had informed that he was not available for re-election. Mr. Mikael Silvennoinen was elected as a new member. The Board of Directors elected in the AGM in 2008 comprises Mr. Svante Adde, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Ms. Malin Persson, Mr. Timo Poranen, Mr. Björn Savén, Mr. Kim Gran and Mr. Mikael Silvennoinen. The term of the Board ends at the next AGM.

The AGM confirmed an annual fee of EUR 100,000 for the Chairman of the Board, EUR 64,000 for the Vice Chairman of the Board, and EUR 40,000 for other Board members and that 40 % of the annual fee will be used to acquire Konecranes Plc shares from the market to each Board member. Should the acquisition of shares not be possible due to reasons consequent upon the Company or Board member, the compensation will be paid in its entirety in cash. In addition, compensation of EUR 1,500 was approved for attendance at Board Committee meetings. Travel expenses are compensated against invoice.

The AGM confirmed that Ernst & Young Oy continue as the Company's external auditors.

The Board of Directors elected Stig Gustavson to continue as Chairman, and Björn Savén to continue as Vice Chairman. Svante Adde was elected Chairman of the Audit Committee, and Matti Kavetvuo, Kim Gran and Mikael Silvennoinen as

Committee members. Björn Savén was elected Chairman of the Nomination and Compensation, and Stig Gustavson, Timo Poranen and Malin Persson were elected Committee members.

Board Authorizations

The AGM authorized the Board to repurchase the Company's own shares. No more than 6,097,878 shares may be repurchased. The Company cannot at any moment own more shares than the amount of shares, which together with shares held by its subsidiaries corresponds to 10 percent of all the registered shares of the Company.

The Board resolves upon the methods of the repurchase and other provisions. Among others, derivatives can be used in the purchase. The shares can be purchased in deviation from the proportioned holdings of the shareholders (directed purchase).

The AGM authorized the Board to transfer shares repurchased by the Company. The authorization is limited to a maximum of 6,097,878 shares. The shares may be transferred in one or several tranches. The Board is authorized to resolve upon the terms and conditions of the transfer of the own shares. The Board is authorized to resolve to transfer the shares deviating from the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist. The Board can use this authorization to grant stock option rights and other special rights concerning the Company's own shares, referred to in Chapter 10 of the Companies Act but not, however, to resolve upon a personnel stock option plan.

The AGM authorized the Board of Directors to resolve upon share issue as well as upon issue of stock option rights, convertible bonds and other special rights entitling to shares referred to in Chapter 10 Section 1 of the Companies Act as follows.

Shared issued on the basis of the authorization are new shares of the Company. The authorization is limited to issuance of a maximum of 12,195,756 shares.

On the basis of the authorization, the Board of Directors may also resolve upon issuance of new shares to the Company itself. The Company cannot, however, at any moment together with its subsidiaries own more than 10 percent of all the registered shares of the Company. The shares issued may then, among other things, be transferred on the basis of the authorization granted for the Board of Directors to transfer the company's own shares.

The Board of Directors is authorized to resolve upon all the terms and conditions of the share issue and the issuance of special rights entitling to shares. The shares and the special rights entitling to shares may be issued with deviation from the shareholders' pre-emptive right, provided that weighty financial grounds exist for this. The authorization does not, however, concern resolving upon a personnel stock option plan.

This authorization shall be effective until the next Annual General Meeting of Shareholders, however no longer than until 12 September 2009.

Partial change of the 1997, 1999 and 2001 stock option program

The AGM approved the Board of Directors' proposal that Section 5 of the terms of share subscription in the stock option programs 1997, 1999 and 2001 approved by the General Meeting of Shareholders on 4 March 1997, 11 March 1999 and 8 March 2001 respectively, concerning shareholders' rights, are amended to read as follows: "The right to dividend pertaining to the shares

and other shareholders' rights shall commence on the date when the new shares are registered with the Trade Register."

Shares and trading volume

Konecranes' share price increased by 3.5 percent during the first quarter of 2008 and closed at EUR 24.40. The period high was EUR 25.87 and period low EUR 15.56. The volume-weighted average share price during the period was EUR 21.90. In the same period, the OMX Helsinki Index deceased by 15.9 percent and the OMX Helsinki Industrials Index decreased by 3.9 percent.

At the end of March 2007, Konecranes' total market capitalization was EUR 1,490 million including own shares in the company's possession, making it the 23rd largest company on the Nordic Exchange Helsinki.

The trading volume totaled 57.0 (32.1) million shares, representing an annualized turnover velocity of 375 (207) percent on the total number of outstanding shares. Total trading amounted to EUR 1,247 (781) million, which was the 14th highest on the OMX Nordic Exchanges Helsinki. The daily average trading volume was 919,708 (502,307) shares, representing a daily average turnover of EUR 20.1 (12.2) million.

Flagging notifications

Barclay Global Investors UK Holdings Ltd informed Konecranes that its ownership in Konecranes had exceeded five percent of the share capital and voting rights on February 28, 2008. The total number of shares owned by the group totaled 3,444,786, representing 5.64 percent of the shares and votes in Konecranes.

Events after the period under review

In mid April 2008, Konecranes acquired the Spanish company Ausió Sistemas de Elevación S.L. The company specializes in manufacturing, sales and service of industrial cranes and hoists. Konecranes acquired the company from its owner, who will continue as General Manager in the company. The company has some 100 employees and net sales of EUR 17 million. In April 2008, Konecranes also signed an agreement to acquire the Ukrainian service company Craneservice Ukraine. The company has 140 employees and annual sales of over EUR five million. Headquartered in Odessa, Craneservice Ukraine operates in the major ports of Ukraine, such as Mariupol, Iljichevsk and Odessa, in practice serving and modernizing all crane brands in the region.

Future prospects

Based on the level of new enquiries for cranes and services on Konecranes key markets, the demand is expected to remain strong. However, it is likely that the Heavy Lifting order intake will not continue on the exceptionally high Q1 level. Changes in the macroeconomic environment could have an effect on the business.

Derived from scheduled deliveries and the current demand outlook for the rest of 2008, Konecranes targets 2008 Net Sales to increase by approximately 15 percent assuming currencies remain at the current levels through 2008. In comparable currency rates, net sales are targeted to increase slightly over 20 percent. The Group EBIT margin is targeted to exceed the comparable level of 10.0 percent (excluding capital gain) achieved in 2007, in spite of cost inflation and the unfavorable exchange rate development. The previous targets given in the 2007 Financial Statements were double-digit sales growth, an opportunity to improve EBIT margin from 10.0 percent. The Group's long-term over-the-cycle margin target is 10 percent.

The EBIT margin in Heavy Lifting in the coming quarters is targeted to improve compared with the first quarter. The 2008 Heavy Lifting EBIT margin is targeted to exceed the 5.9 percent achieved in 2007.

Konecranes Plc
Board of Directors

Disclaimer

Certain statements in this report, which are not historical fact, including, without limitation those regarding expectations for market growth and developments, expectations for growth and profitability and statements preceded by "believes", "expects", "anticipates", "foresees" or similar expressions, are forward-looking statements. Therefore, they involve risks and uncertainties, which may cause actual results to materially differ from the results expressed in such forward-looking statements. Such factors include but are not limited to the company's own operating factors, industry conditions and general economic conditions.

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	1-3/2008	1-3/2007	Change %	1-12/2007
Sales	439.2	380.5	15.4	1 749.7
Other operating income	0.6	0.7		20.3
Depreciation and impairments	-6.2	-6.2		-24.6
Other operating expenses	-388.7	-344.3		-1 553.1
Operating profit	45.0	30.8	45.8	192.3
Share of result of associates and joint ventures	0.2	-0.2		0.7
Financial income and expenses	1.1	-3.2		-14.3
Profit before taxes	46.3	27.4	68.8	178.8
Taxes	-13.0	-8.0		-49.6
Net profit for the period	33.3	19.5	71.1	129.2
Net profit for the period attributable to :				
Shareholders of the parent company	33.3	19.5		129.2
Minority interest	0.0	0.0		0.0
Earnings per share, basic (EUR)	0.57	0.33	73.8	2.17
Earnings per share, diluted (EUR)	0.56	0.32	75.2	2.13

CONSOLIDATED BALANCE SHEET - IFRS

EUR million

ASSETS	31.3.2008	31.3.2007	31.12.2007
Non-current assets			
Goodwill	56.4	54.0	56.8
Other intangible assets	60.8	54.7	59.4
Property, plant and equipment	60.6	68.2	61.9
Advance payments and construction in progress	4.1	11.0	4.7
Investments accounted for using the equity method	4.1	6.1	6.3

Available-for-sale investments	2.0	2.1	2.4
Long-term loans receivable	1.6	0.5	1.7
Deferred tax assets	24.7	25.4	24.9
Total non-current assets	214.4	221.9	218.0
Current assets			
Inventories			
Raw material and semi-manufactured goods	112.0	96.7	105.3
Work in progress	140.8	119.5	129.9
Advance payments	21.9	35.4	16.0
Total inventories	274.6	251.6	251.2
Accounts receivable	332.5	283.9	328.0
Loans receivable	0.3	0.1	0.2
Other receivables	23.1	23.6	18.9
Deferred assets	102.7	71.0	84.6
Cash and cash equivalents	59.7	62.0	56.0
Total current assets	793.0	692.3	738.9
TOTAL ASSETS	1,007.4	914.2	956.9

EQUITY AND LIABILITIES	31.3.2008	31.3.2007	31.12.2007
Capital and reserves attributable to the shareholders of the parent			
Share capital	30.1	30.1	30.1
Share premium account	39.3	39.3	39.3
Share issues	0.7	0.2	0.0
Fair value reserves	4.5	3.6	3.3
Translation difference	-21.0	-6.1	-12.9
Paid in capital	3.5	1.9	4.7
Retained earnings	169.8	129.6	87.0
Net profit for the period	33.3	19.5	129.2
Total Shareholders' equity	260.2	218.0	280.7
Minority interest	1.4	0.1	0.1
Total equity	261.6	218.0	280.8
Liabilities			
Non-current liabilities			
Interest-bearing liabilities	49.0	79.4	45.7
Other long-term liabilities	56.7	58.8	57.3
Deferred tax liabilities	18.2	19.0	15.8
Total non-current liabilities	123.9	157.2	118.8
Provisions	35.9	27.3	37.2
Current liabilities			
Interest-bearing liabilities	81.5	125.1	31.8
Advance payments received	192.9	109.8	179.1
Progress billings	2.7	8.5	2.7
Accounts payable	101.2	102.2	120.4
Other short-term liabilities (non-interest bearing)	31.1	23.9	22.8
Accruals	176.6	142.2	163.3
Total current liabilities	586.0	511.7	520.1
Total liabilities	745.8	696.2	676.1
TOTAL EQUITY AND LIABILITIES	1007.4	914.2	956.9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

EUR million	Share capital	Share premium account	Share issues	Fair value Reserves	Translation Difference
Balance at 1 January, 2008	30.1	39.3	0.0	3.3	-12.9
Option excercised					
Share issue			0.7		
Dividend distribution					
Cash flow hedge				1.2	
Translation difference					-8.1
Share based payments recognized against equity					
Purchase of treasury shares					
Minority interest					
Net profit for the period					
Balance at 31 March, 2008	30.1	39.3	0.7	4.5	-21.0
Balance at 1 January, 2007	30.0	39.0	0.0	3.7	-5.8
Option exercised	0.0	0.3			
Share issue			0.2		
Dividend distribution					
Cash flow hedge				-0.1	
Translation difference					-0.3
Share based payments recognized against equity					
Purchase of treasury shares					
Minority interest					
Net profit for the period					
Balance at 31 March, 2007	30.1	39.3	0.2	3.6	-6.1

EUR million	Paid in Capital	Retained Earnings	Minority interest	Total Equity
Balance at 1 January, 2008	4.7	216.2	0.1	280.8
Option excercised	0.4			0.4
Share issue				0.7
Dividend distribution		-46.8		-46.8
Cash flow hedge				1.2
Translation difference				-8.1
Share based payments recognized against equity		0.4		0.4
Purchase of treasury shares	-1.6			-1.6
Minority interest			1.3	1.3
Net profit for the period		33.3		33.3
Balance at 31 March, 2008	3.5	203.1	1.4	261.6
Balance at 1 January, 2007	0.5	156.3	0.1	223.7
Option exercised	1.4			1.7
Share issue				0.2
Dividend distribution		-26.8		-26.8
Cash flow hedge				-0.1
Translation difference				-0.3
Share based payments recognized against equity		0.1		0.1
Purchase of treasury shares				0.0
Minority interest				0.0
Net profit for the period		19.5		19.5
Balance at 31 March, 2007	1.9	149.1	0.1	218.0

CONSOLIDATED CASH FLOW STATEMENT - IFRS

EUR million	1-3/2008	1-3/2007	1-12/2007
Cash flow from operating activities			
Operating income	45.0	30.8	192.3
Adjustments to operating profit			
Depreciation and impairments	6.2	6.2	24.6
Profits and losses on sale of fixed assets	0.0	-0.1	-18.0
Other non-cash items	0.0	-0.2	-0.2
Operating income before change in net working capital	51.1	36.7	198.7
Change in interest-free short-term receivables	-26.5	45.9	-14.9
Change in inventories	-25.4	-22.4	-28.3
Change in interest-free short-term liabilities	22.8	-25.7	77.6
Change in net working capital	-29.0	-2.2	34.4
Cash flow from operations before financing items and taxes	22.1	34.5	233.2
Interest received	0.2	0.4	2.2
Interest paid	-1.0	-3.0	-10.8
Other financial income and expenses	0.0	-0.6	-0.4
Income taxes paid	-13.3	-9.1	-40.7
Financing items and taxes	-14.1	-12.2	-49.7
Net cash from operating activities	8.0	22.3	183.5
Cash flow from investing activities			
Acquisition of Group companies, net of cash	-1.1	-5.1	-13.8
Acquisition of shares in associated company	0.0	0.0	0.0
Investments in other shares	-0.1	-0.2	-0.5
Capital expenditures	-2.6	-6.8	-22.5
Proceeds from sale of fixed assets	0.1	0.1	32.3
Dividends received	0.0	0.0	0.2
Net cash used in investing activities	-3.6	-12.0	-4.4
Cash flow before financing activities	4.4	10.3	179.1
Cash flow from financing activities			
Proceeds from options exercised and share issues	0.4	2.0	6.7
Purchase of treasury shares	-2.5	0.0	-46.0
Proceeds from long-term borrowings	2.5	0.0	100.1
Repayments of long-term borrowings	0.0	-40.8	-177.8
Proceeds from (+), payments of (-) short-term borrowings	47.4	73.1	-20.8
Change in longt-term receivables	0.1	-0.1	-1.3
Change in short-term receivables	-0.1	0.1	0.0
Dividends paid	-46.8	-26.8	-26.7
Net cash used in financing activities	1.1	7.5	-165.8
Translation differences in cash	-1.8	-0.1	-1.7
Change of cash and cash equivalents	3.8	17.7	11.6
Cash and cash equivalents at beginning of period	56.0	44.4	44.4

Cash and cash equivalents at end of period	59.7	62.0	56.0
Change of cash and cash equivalents	3.8	17.7	11.6

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

EUR million

Order Intakes by Business Area	1-3/ 2008	% of total	1-3/ 2007	% of total	1-12/ 2007	% of total
Service 1)	156.1	26	159.0	35	623.4	31
Standard Lifting	222.2	38	183.4	40	743.3	37
Heavy Lifting	212.2	36	114.9	25	620.4	31
./. Internal	-28.2		-27.8		-115.1	
Total	562.3	100	429.4	100	1,872.0	100

1) Excl. Service Contract Base

Order Book 2)	31.3.2008	31.3.2007	31.12.2007
Total	909.7	636.8	757.9

2) Percentage of completion deducted

Sales by Business Area	1-3/ 2008	% of total	1-3/ 2007	% of total	1-12/ 2007	% of total
Service	166.1	35	163.2	40	692.2	37
Standard Lifting	168.3	36	131.8	33	638.9	34
Heavy Lifting	134.2	29	110.6	27	535.7	29
./. Internal	-29.5		-25.0		-116.9	
Total	439.2	100	380.5	100.0	1,749.7	100

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	1-3/ 2008 MEUR	EBIT%	1-3/ 2007 MEUR	EBIT%	1-12/ 2007 MEUR	EBIT%
Service	22.2	13.4	18.5	11.3	91.9	13.3
Standard Lifting	26.8	15.9	14.3	10.9	90.4	14.2
Heavy Lifting	7.7	5.8	7.3	6.6	31.6	5.9
Group costs	-11.0		-8.5		-36.8	
Consolidation items	-0.7		-0.7		-2.3	
Total	45.0	10.2	30.8	8.1	174.7	10.0

Total Operating Profit (EBIT) by Business Area	1-3/ 2008 MEUR	EBIT%	1-3/ 2007 MEUR	EBIT%	1-12/ 2007 MEUR	EBIT%
Service	22.2	13.4	18.5	11.3	92.7	13.4
Standard Lifting	26.8	15.9	14.3	10.9	99.3	15.5
Heavy Lifting	7.7	5.8	7.3	6.6	39.5	7.4
Group costs	-11.0		-8.5		-36.8	
Consolidation items	-0.7		-0.7		-2.3	
Total	45.0	10.2	30.8	8.1	192.3	11.0

Personnel by Business Area (at the End of the Period)	31.3.2008	% of total	31.3.2007	% of total	31.12.2007	% of total
Service	4 855	55	4 128	53	4 436	53

Standard Lifting	2 471	28	2 321	30	2 479	29
Heavy Lifting	1 296	15	1 173	15	1 272	15
Group staff	223	3	183	2	217	3
Total	8 845	100	7 805	100	8 404	100

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by Market	1-3/2008	% of total	1-3/2007	% of total	1-12/2007	% of total
Europe-Middle East-Africa (EMEA)	243.3	55	188.2	49	951.4	54
Americas (AME)	144.3	33	151.7	40	589.7	34
Asia-Pacific (APAC)	51.5	12	40.7	11	208.6	12
Total	439.2	100.0	380.5	100.0	1 749.7	100.0

NOTES:

KEY FIGURES	1-3/2008	1-3/2007	Change %	1-12/2007
Earnings per share, basic (EUR)	0.57	0.33	73.8	2.17
Earnings per share, diluted (EUR)	0.56	0.32	75.2	2.13
Return on capital employed %, Rolling 12 Months (R12M)	51.0	33.3	53.2	50.4
Return on equity %, Rolling 12 Months (R12M)	59.6	42.8	39.3	51.2
Equity per share, EUR	4.47	3.66	22.1	4.80
Current ratio	1.3	1.3	0.0	1.3
Gearing %	26.3	65.0	-59.5	7.0
Solidity %	32.1	27.1	18.5	36.1
Investments total (excl. Acquisitions), EUR million	3.1	5.4	-42.9	25.2
Interest-bearing net debt, EUR million	68.9	141.8	-51.4	19.7
Net working capital, EUR million	199.1	222.6	-10.6	166.4
Average number of personnel during the period	8 625	7 677	12.3	8 005
Average number of shares outstanding, basic	58,469,652	59,367,120	-1.5	59,608,990
Average number of shares outstanding, diluted	59,089,956	60,473,630	-2.3	60,507,038
Number of shares outstanding, at end of the period	58,504,820	59,529,620	-1.7	58,505,780

The period end exchange rates:	31.3.2008	31.3.2007		31.12.2007
USD	1.580	1.332	-15.7 %	1.472
CAD	1.608	1.537	-4.4 %	1.445
GBP	0.791	0.680	-14.0 %	0.733
CNY	11.076	10.295	-7.1 %	10.752
SGD	2.179	2.020	-7.3 %	2.116
SEK	9.377	9.346	-0.3 %	9.442
NOK	8.048	8.119	0.9 %	7.958
AUD	1.717	1.648	-4.0 %	1.676

The period average exchange rates:	31.3.2008	31.3.2007		31.12.2007
USD	1.496	1.311	-12.4 %	1.370
CAD	1.500	1.536	2.4 %	1.468
GBP	0.756	0.671	-11.3 %	0.684
CNY	10.721	10.169	-5.1 %	10.416

SGD	2.110	2.007	-4.8 %	2.063
SEK	9.400	9.189	-2.2 %	9.249
NOK	7.957	8.169	2.7 %	8.016
AUD	1.652	1.667	0.9 %	1.635

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	31.3.2008	31.3.2007	31.12.2007
Contingent liabilities			
For own debts			
Mortgages on land and buildings	0.0	0.0	0.0
For own commercial obligations			
Pledged assets	1.3	1.1	0.3
Guarantees	243.3	154.0	255.3
Other contingent liabilities and financial liabilities			
Contingent liabilities			
Next year	23.2	11.8	24.1
Later on	63.5	26.0	63.7
Other	0.2	1.5	0.0
Total	331.5	194.4	343.5
Leasing contracts follow the normal practices in corresponding countries.			
Total by category			
Mortgages on land and buildings	0.0	0.0	0.0
Pledged assets	1.3	1.1	0.3
Guarantees	243.3	154.0	255.3
Other liabilities	86.8	39.3	87.9
Total	331.5	194.4	343.5

Contingent liabilities relating to litigations

Various legal actions, claims and other proceedings are pending against the Group in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, vehicles and other matters involving claims of general liability. While the final outcome of these matters cannot be predicted with certainty Konecranes is of the opinion, based on the information available to date and considering the grounds presented for such claims, available insurance coverage and the reserves made, that the outcome of such actions, claims and other proceedings, if unfavorable, would not have a material, adverse impact on the financial condition of the Group.

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	31.3. 2008 Nominal value	31.3. 2008 Fair value	31.3. 2007 Nominal value	31.3. 2007 Fair value	31.12. 2007 Nominal value	31.12. 2007 Fair value
Foreign exchange forward contracts	155.8	8.4	176.8	2.7	168.8	5.4
Electricity derivatives	1.2	0.2	1.2	0.0	0.9	0.3
Total	157.0	8.6	178.1	2.7	169.7	5.7

Derivatives are used for hedging currency and interest rate risks, as well as the risk of electricity price fluctuations. The Company applies hedge accounting on the derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

At the end of January 2008 Konecranes strengthened its position in the machine tool service (MTS) business in Scandinavia by acquiring the business of the Norwegian MTS company Eiker Automajon AS. On March 6 Konecranes acquired the entire share capital of Eydimen 2000 S.L., the Spanish crane and service company. Prior to this transaction, Konecranes held 19.2 percent of the share capital in Eydimen. Also at the beginning of March Konecranes acquired additional 62.8 percent of the Finnish company Nostininnovaatiot Oy. Prior stake in this company was 17.4 percent. On March 31 Konecranes signed an agreement to exercise its options to raise its holding in the joint venture company Meiden Hoist System Company, Ltd of Japan from 49.0 to 65.0 percent.
The preliminary fair values of the identifiable assets and liabilities of the acquired businesses at the date of acquisitions are summarized below.

EUR million	31.3.2008 Recognized on acquisition	31.3.2008 Carrying value
Intangible assets	4.4	0.1
Tangible assets	0.3	0.3
Deferred tax assets	0.4	0.4
Inventories	3.8	3.5
Account receivables and other assets	11.4	11.4
Cash and bank	1.5	1.5
Total assets	21.9	17.2
Deferred tax liabilities	2.1	0.0
Account payables	7.3	7.3
Other liabilities	5.8	5.8
Minority interest	1.3	1.0
Total liabilities	16.5	14.2
Net assets	5.4	3.1
Acquisition costs	5.4	
Goodwill	0.0	
Cash outflow on acquisition		
Acquisition costs	5.4	
Cash flow of earlier interests in acquired businesses	-2.7	
Liabilities assumed	-0.1	
Acquisition costs paid in cash	2.6	
Cash and cash equivalents of acquired companies	-1.5	
Net cash flow arising on acquisition	1.1	

QUARTERLY FIGURES:

CONSOLIDATED STATEMENT OF INCOME - IFRS,

QUARTERLY

EUR million	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Sales	439.2	522.8	424.4	422.0	380.5
Other operating income	0.6	0.8	0.6	18.2	0.7
Depreciation and impairments	-6.2	-6.9	-5.7	-5.9	-6.2
Other operating expenses	-388.7	-456.3	-373.8	-378.7	-344.3
Operating profit	45.0	60.4	45.5	55.6	30.8
Share of result of associates and joint ventures	0.2	0.1	0.4	0.5	-0.2
Financial income and expenses	1.1	-3.6	-4.3	-3.1	-3.2
Profit before taxes	46.3	56.9	41.5	53.0	27.4
Taxes	-13.0	-14.3	-12.0	-15.4	-8.0
Net profit for the period	33.3	42.6	29.5	37.6	19.5

CONSOLIDATED BALANCE SHEET - IFRS

EUR million	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
ASSETS					
Goodwill	56.4	56.8	58.4	55.2	54.0
Other intangible assets	60.8	59.4	61.1	52.6	54.7
Property, plant and equipment	60.6	61.9	59.4	59.0	68.2
Other	36.6	40.0	43.3	43.8	45.1
Total Non-current assets	214.4	218.0	222.2	210.6	221.9
Inventories	274.6	251.2	268.3	257.2	251.6
Receivables and other current assets	458.7	431.7	422.2	402.3	378.6
Cash and cash equivalents	59.7	56.0	57.3	62.0	62.0
Total Current assets	793.0	738.9	747.8	721.6	692.3
Total Assets	1 007.4	956.9	970.1	932.3	914.2
EQUITY AND LIABILITIES					
Total Equity	261.6	280.8	287.1	259.2	218.0
Non-current liabilities	123.9	118.8	151.8	154.0	157.2
Provisions	35.9	37.2	30.5	27.3	27.3
Advance payments received	192.9	179.1	158.7	134.6	109.8
Other current liabilities	393.1	340.9	341.9	357.1	401.9
Total Liabilities	745.8	676.1	682.9	673.0	696.2
Total Equity and Liabilities	1,007.4	956.9	970.1	932.2	914.2

CONSOLIDATED CASH FLOW STATEMENT - QUARTERLY

EUR million	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Cash flow before change in net working capital	51.1	67.2	51.0	43.8	36.7
Change in net working capital	-29.0	39.2	10.5	-13.1	-2.2
Financing items and taxes	-14.1	-9.5	-9.5	-18.4	-12.2
Net cash from operating activities	8.0	96.9	52.1	12.2	22.3
Cash flow from investing activities	-3.6	-6.4	-12.1	26.1	-12.0
Cash flow before financing activities	4.4	90.5	40.0	38.3	10.3
Proceeds from options					

exercised and share issues	0.4	1.2	-0.1	3.6	2.0
Purchase of treasury shares	-2.5	-46.0	0.0	0.0	0.0
Change of interest-bearing debt	50.0	-46.3	-28.7	-57.0	32.3
Dividends paid	-46.8	0.0	0.0	0.1	-26.8
Net cash used in financing activities	1.1	-91.1	-28.8	-53.3	7.5
Translation differences in cash	-1.8	-0.7	-1.0	0.1	-0.1
Change of cash and cash equivalents	3.8	-1.4	10.2	-14.9	17.7
Cash and cash equivalents at beginning of period	56.0	57.3	47.1	62.0	44.4
Cash and cash equivalents at end of period	59.7	56.0	57.3	47.1	62.0
Change of cash and cash equivalents	3.8	-1.4	10.2	-14.9	17.7

QUARTERLY SEGMENT INFORMATION
EUR million

Sales by Business Area	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	166.1	189.1	173.2	166.7	163.2
Standard Lifting	168.3	186.9	163.4	156.8	131.8
Heavy Lifting	134.2	184.4	115.0	125.8	110.6
./. Internal	-29.5	-37.6	-27.2	-27.2	-25.0
Total	439.2	522.8	424.4	422.0	380.5

Operating Profit (EBIT) by Business Area without gain on the sale of real estate	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	22.2	27.6	24.7	21.1	18.5
Standard Lifting	26.8	29.0	25.1	21.9	14.3
Heavy Lifting	7.7	15.0	3.8	5.5	7.3
Group costs	-11.0	-12.2	-5.9	-10.2	-8.5
Consolidation items	-0.7	1.0	-2.3	-0.3	-0.7
Total	45.0	60.4	45.5	38.0	30.8

Order Intakes by Business Area	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service 1)	156.1	152.4	154.8	157.2	159.0
Standard Lifting	222.2	184.2	188.2	187.5	183.4
Heavy Lifting	212.2	165.3	191.8	148.4	114.9
./. Internal	-28.2	-30.9	-28.4	-28.0	-27.8
Total	562.3	471.0	506.4	465.1	429.4

1) Excl. Service Contract Base

Order book by Business Area	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	121.8	109.3	122.8	124.5	112.9
Standard Lifting	338.4	270.9	267.7	239.5	211.0
Heavy Lifting	476.5	406.1	434.3	360.9	336.0
./. Internal	-27.0	-28.4	-29.9	-25.1	-23.1
Total	909.7	757.9	794.8	699.8	636.8

Sales by Market	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Europe-MiddleEast-Africa (EMEA)	243.3	297.6	238.6	227.0	188.2
Americas (AME)	144.3	159.6	135.4	143.1	151.7
Asia-Pacific (APAC)	51.5	65.6	50.4	51.9	40.7

Total	439.2	522.8	424.4	422.0	380.5

ACCOUNTING PRINCIPLES

The presented financial information is construed according to the recognition and measurement principles of International Financial Reporting Standards (IFRS).
Konecranes applies the same accounting policies as were applied in the 2007 annual financial statements, except for the change in Segment reporting. The change in the Segment reporting method is that the non-Konecranes branded spare parts business is included in the Service Business area, where previously it was reported in Standard and Heavy Lifting. The spare part business for Konecranes-branded products was included in the Service Business area as of 2007. The 2007 comparison figures according to the new reporting structure are restated accordingly.

The key figures in this interim financial report are calculated with same accounting principles than in year 2007 annual financial statements. The calculation rules of key figures are presented in the financial statements of the previous year.

The figures presented in the tables above have been rounded to one decimal, which should be taken into account when reading the sum figures.

The interim report has not been subject to audit.

Events on 29 April, 2008

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Konecranes office in Helsinki at 12.00 noon Finnish Time (address: Eteläesplanadi 22 B).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish time and can be followed at www.konecranes.com.

Internet

This report and presentation material is available on the Internet at www.konecranes.com immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Next report

Konecranes Interim Report January - June 2008 will be published on 30 July, 2008 10.00 a.m.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr Teo Ottola, Chief Financial Officer, tel. +358-20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358-20 427 2050

DISTRIBUTION
OMX Nordic Exchange
Media

KONECRANES PLC STOCK EXCHANGE RELEASE MAY 6, 2008

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 66,800 new Konecranes shares subscribed for with the stock option rights under Konecranes 1997 stock option plan, B series stock option rights under 2001 stock option plan and the C series stock option rights under 2003 stock option plan have been recorded in the Trade Register on May 6, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,216,820 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about May 7, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE JUNE 12, 2008 AT 6.15 P.M.

SHARE SUBSCRIPTIONS UNDER KONECRANES STOCK OPTIONS AND ALLOCATION OF 2007 B OPTIONS

A total of 154,600 new Konecranes shares have been subscribed with stock option rights under Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	18,400	6.5175
2001B-series	35,200	8.50
2003C-series	101,000	6.25

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,371,420 shares. The subscription price will be booked in its entirety to the paid in capital.

The new shares will be recorded in the Trade Register on or about June 19, 2008. The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in the new shares will start on or about June 23, 2008.

On June 12, 2008, Konecranes' Board of Directors decided on the allocation and distribution of 993,000 series 2007B stock option rights to the key personnel of Konecranes in accordance with the resolutions of the 2007 Annual General Meeting.

The currently outstanding stock options entitle to subscription of 1,643,800 shares, in addition to which the 2007B option rights will, after the persons receiving them having confirmed the receipt of the option rights, entitle to subscription of a maximum of 993,000 shares. The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,800 employees, in more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END